Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of September 30, 2020, Sterling Bancorp, Inc. had one class of common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our second amended and restated articles of incorporation (the “Articles”) and our amended and restated bylaws (the “Bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Michigan Business Corporation Act (as amended, the “MBCA”) for additional information.

Authorized Capital Stock

Our authorized capital stock currently consists of 500,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock. As of September 30, 2020, 49,977,209 shares of our common stock were issued and outstanding, and there were no shares of preferred stock outstanding. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors (the “Board”) out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Our Articles and Bylaws do not provide for cumulative voting rights. As a result, the holders of a majority of the shares entitled to vote in any election of directors are able to elect all of the directors standing for election, if they should so choose.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights. The rights, preferences and privileges of our common stock are subject to, and may be adversely affected by, the rights, preferences and privileges of any series of preferred stock that we may issue in the future.

Listing

Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “SBT.”

Certain Provisions of Our Articles and Bylaws and Michigan Law

Our Articles and Bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us, and therefore could adversely affect the market price of our common stock. These provisions and certain provisions of the MBCA, which are summarized below, may also discourage coercive takeover practices and inadequate takeover bids, and are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with the Board.

Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our Articles and Bylaws contain provisions that:

•                  permit the Board to issue up to 10 million shares of preferred stock, with any rights, preferences and privileges as they may determine (including the right to approve an acquisition or other change in control);

•                  provide that the authorized number of directors may be fixed only by the Board in accordance with our Bylaws;

•                  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares entitled to vote in any election of directors to elect all of the directors standing for election);

•                  divide our Board into three staggered classes;

•                  provide that all vacancies and newly created directorships may be filled by the affirmative vote of at least 80% of directors then in office, even if less than a quorum;

•                  prohibit removal of directors without cause;

•                  prohibit shareholders from calling special meetings of shareholders;

•                  requires unanimous consent for shareholders to take action by written consent without approval of the action by our Board;

•                  provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing and also comply with specified requirements related to the form and content of a shareholder’s notice;

•                  require at least 80% supermajority shareholder approval to alter, amend or repeal certain provisions of our Articles; and

•                  require at least 80% supermajority shareholder approval in order for shareholders to adopt, amend or repeal our Bylaws.

The provisions of our Articles and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that our shareholders might otherwise deem to be in their best interests.

Michigan Business Corporation Act

We may also opt-in to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation’s stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder’s affiliates. The MBCA defines a “business combination” to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. While our Board to date has not elected to opt-in to these provisions, any future decision to do so could have an anti-takeover effect.